July 29, 2014

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:     Mobileye N.V.

Registration Statement on Form F-1 (File No. 333-196898) (the “Registration Statement”)

ACCELERATION REQUEST

REQUESTED DATE:     July 31, 2014

REQUESTED TIME:      2:00 PM, EASTERN TIME OR AS SOON THEREAFTER AS PRACTICABLE

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Mobileye N.V. (the “Company”) requests that the above-referenced Registration Statement be declared effective at the “Requested Date” and “Requested Time” set forth above. The Company hereby authorizes James R. Tanenbaum, counsel for the Company, to make such request on our behalf.

Please be advised that the Company has not distributed any copies of the Preliminary Prospectus dated July 21, 2014 through the date hereof pursuant to Rule 460 under the Act.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Sincerely,

MOBILEYE N.V.

By:	/s/ Ziv Aviram
Name: Ziv Aviram
Title: President and Chief Executive Officer

cc: James R. Tanenbaum

Morrison & Foerster LLP